Exhibit 99.2
COOLBRANDS INTERNATIONAL INC.

PROXY SOLICITED BY MANAGEMENT
FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 29, 2007

The undersigned shareholder of COOLBRANDS INTERNATIONAL INC. (the “Corporation”) hereby appoints Michael Serruya, President and Chief Executive Officer of the Corporation, or failing him, Aaron Serruya, a director of the Corporation, or in lieu of the foregoing                                          as nominee of the undersigned to attend, act and vote for the undersigned at the annual meeting of shareholders (the “Meeting”) of the Corporation to be held on March 29, 2007 and at any adjournments or postponements thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	VOTED FOR	☐

	WITHHELD FROM VOTING	☐
in respect of the election of directors of those persons named in the Management Information Circular of the Corporation dated February 27, 2007 (the “Circular”).

(b)	VOTED FOR	☐

	WITHHELD FROM VOTING	☐
in respect of the appointment of BDO Seidman, LLP as auditor for the ensuing year and authorizing the directors to fix the auditor’s remuneration.

If no choice is specified with respect to matters identified above, the proxy will be voted “FOR” such matters.

If an amendment or variation to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments or postponements thereof or if any other matters properly come before the Meeting or any adjournment or postponements thereof, this proxy confers discretionary authority to vote on such amendments or variations or on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments or postponements thereof.

The undersigned hereby revokes any proxy previously given:

DATED the                     day of                          , 2007.

Name of Shareholder (Please Print)

Signature of Shareholder

DIRECTIONS:

1.
The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

2.
This proxy is solicited on behalf of the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his nominee in the space provided above for that purpose..

3.
This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed to the Corporation.

4.	This proxy form is to be read in conjunction with the accompanying Circular and Notice of Meeting.

5.
To be effective at the Annual Meeting, this proxy must be received no later than 5:00 p.m. (Toronto time) on March 27, 2007 at Equity Transfer Services Inc., 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 or by facsimile at 416-361-0470, or with the Secretary of the Corporation at any time prior to the Annual Meeting.